UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SEC FILE NUMBER
                                    000-27985

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(CHECK ONE):
[ ] FORM 10-K
[ ] FORM 20-F
[ ] FORM 11-K
[X] FORM 10-Q
[ ] FORM N-SAR

FOR THE PERIOD ENDED: DECEMBER 31, 2000

[ ] TRANSITION REPORT ON FORM 10-K
[ ] TRANSITION REPORT ON FORM 20-F
[ ] TRANSITION REPORT ON FORM 11-K
[ ] TRANSITION REPORT ON FORM 10-Q
[ ] TRANSITION REPORT ON FORM N-SAR

For the Transition Period Ended:

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I    REGISTRANT INFORMATION

Full Name of Registrant:   Quintus Corporation

Address of Principal Executive Office (Street and Number)
4120 Dublin Boulevard
Dublin, CA 94568




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PART II   RULES 12-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ] (c) The accountant's statement or other exhibit required by rule 12b-25(c) has been attached if applicable.


PART III     NARRATIVE

     State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q, and Form 10-QSB, N-SAR, or the transition report or, portion thereof could not be filed within the prescribed period.

     On November 15, 2000, the Registrant announced that the Audit Committee of the Board of Directors had launched a special investigation into certain financial reporting matters. PricewaterhouseCoopers LLP was engaged to assist the Audit Committee in this investigation. The Audit Committee investigation has been completed and the Registrant is in the process of restating its financial results for the fiscal year ended March 31, 2000 and for the three month periods ended December 31, 1999 and June 30, 2000. As a result of the Audit Committee's investigation, the Registrant is delaying the filing of its Quarterly Report on Form 10-Q for the three months ended December 31, 2000, pending resolution of certain revenue recognition issues identified in prior periods.


PART IV     OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

     Paul Bartlett, Chief Executive Officer, (925) 479-2800

     (2) Have all other periodic reports required under section 13 or 15 (d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [ ] Yes [X] No

     Quarterly Report on Form 10-Q for the three months ended September 30, 2000

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof? [X] Yes [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Please see Exhibit A attached hereto and forming a part hereof.



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     Quintus Corporation has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: February 15, 2001                    By: /s/ Paul Bartlett
                                               ------------------------
                                               Paul Bartlett
                                               Chief Executive Officer





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                                    EXHIBIT A

As a result of the matters described in Part III of this Form 12b-25, the Registrant expects to restate its financial results for the fiscal year ended March 31, 2000 and for the three month periods ended December 31, 1999 and June 30, 2000, but the Registrant cannot now determine the quantitative affects of such matters.